

August 19, 2021

Natalie Wilmore
Head of Corporate & Securities
Skillz Inc.
P.O. Box 445
San Francisco, CA 94104

>   **Re: Skillz Inc.**
>   **Registration on Form S-1**
>   **Filed August 17, 2021**
>   **File No. 333-258866**

Dear Ms. Wilmore:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Steven J. Gavin